



02037082

NO ACT
P.E 1-28-02
1-00143

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

PROCESSED
MAY 3 0 2002
THOMSON
FINANCIAL

April 4, 2002

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act 1934
Section
Rule 14A-8
Public Availability 4/4/2002

Re: General Motors Corporation
Incoming letter dated January 28, 2002

Dear Ms. Larin:

This is in response to your letter dated January 28, 2002 concerning the shareholder proposal submitted to General Motors by Mark Seidenberg. We also have received a letter from the proponent dated February 6, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mark Seidenberg
P.O. Box 6102
Woodland Hills, CA 91365

CRGA



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 28, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 17, 2001 from Mark Seidenberg (Exhibit A) from the General Motors Corporation proxy materials for the 2002 Annual Meeting of Stockholders. The proposal would recommend that General Motors annually publish a "Scientific Report on Global Warming/Cooling," covering certain specified issues.

General Motors intends to omit the proposal under Rule 14a-8(i)(12)(ii) on the grounds that the proposal deals with substantially the same subject matter as similar proposals that were submitted to GM stockholders in 1998 and 1999 and received 4.4% of the stockholder vote in 1999. Exhibits B and C, setting forth the earlier proposals, are taken from General Motors' proxy statements for the Annual Meeting of Stockholders in 1998 and 1999. Exhibit D is taken from General Motors' Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, and shows the stockholder vote on the 1999 proposal.

The proposals submitted in 1998 and 1999 would have required General Motors to report annually on greenhouse gas emissions and climate changes. Similarly, the current proposal would require an annual report on climate changes and the production and absorption of carbon dioxide, the most common greenhouse gas. The reports envisioned by the two proposals would cover some of the same items, although the earlier proposal focused more closely on General Motors operations and the current proposal focuses on a more detailed set of scientific measurements. The subject matter of both proposals, however, is the same—greenhouse gas emissions and changes in climate.

In considering whether a proposal "deals with substantially the same subject matter," the Staff has regarded the overall substantive concern raised by the proposal as the essential factor, rather than any specific language or proposed corporate actions. See Eastman Chemical Company (February 9, 1998). In a relevant series of no-action letters, the Staff has found that a proposal

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000 requesting a report on some issue deals with substantially the same subject matter as an earlier proposal to take some other action with regard to that subject matter. See General Electric Company (January 29, 1999) (proposal seeking report on withdrawal from promotion and production of new nuclear power reactions and decommissioning current reactors deals with substantially the same subject matter as proposal for decommissioning reactors and halting promotion of nuclear power); Eastman Chemical Company (February 28, 1997) (proposal seeking report on legal matters relating to supplying raw materials to tobacco companies and proposal to divest such product line deal with substantially the same subject matter, production of products used in cigarette manufacture); Great Lakes Chemical Corporation (February 22, 1996) (proposal seeking report on various aspects of methyl bromide production deals with substantially the same subject matter as proposal seeking cessation of methyl bromide production).

These no-action letters support the conclusion that two proposals requesting reports on somewhat varying aspects of one issue deal with substantially the same subject matter. The earlier proposal was titled "General Motors—Global Warming"; the Seidenberg proposal is titled "Resolution for a Scientific Report on Global Warming/Cooling." While there are differences in the reports sought by the Seidenberg proposal and the earlier proposals, these are differences in the corporate actions proposed and not in the substance of the subject matter.

GM currently plans to print its proxy materials at the beginning of April. Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2002 Annual Meeting of Stockholders.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Encls.

c: Mark Seidenberg

RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

Whereas discussions of global warming/cooling are often filled with vagaries, scare stories, and international conflicts,

Whereas purported scientific information often seems fragmented, contradictory, and unverified,

Whereas proposed public policy actions include drastic curbs imposed by governments on the use of vehicles and various forms of energy production, and

Whereas our company has a major financial and operating interest in the impact of proposed curbs on vehicles and energy sources for both itself and the motoring public,

Now therefore be it resolved by the stockowners of General Motors Corporation hereby to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that GM staff deems relevant:

1. What Temperatures
For the reported temperatures (or average temperatures) the exact method of measurement, including (a) times of day, (b) locations in latitude and longitude (or other description), and (c) altitudes (height in atmosphere, or depth of ocean water, or depth or surface of land). This temperature measurement would be the one used to determine whether there is "global warming" or "global cooling".

2. What Atmospheric Gases
The effect on global warming/cooling of increases/decreases in the percent content of the atmosphere of these gases: nitrogen (currently about 77%), oxygen (currently about 21%), argon (currently about 1%), and (all under 1%) water vapor, carbon dioxide, hydrogen, neon, helium, krypton, xenon, and any other as deemed by GM staff. Relevant ranges of percent increases/decreases shall be determined by GM staff.

3. What Sun Effect
The effects of percent increase/decrease in radiation from the sun on global warming/cooling. The measurements shall be determined by GM staff.

4. What About Carbon Dioxide Production
Estimates of the current annual global production of carbon dioxide into the atmosphere from the following sources: forest and brush fires, decay of organic material other than by fire, production of electrical energy, production of heat, use in motor vehicles (including a separate figure for motor vehicles produced by General Motors), aviation, human and other animal respiration, release from oceans and fresh water bodies, and any other source deemed by GM staff.

5. <u>What About Carbon Dioxide Absorption</u>

Estimates of the current annual global absorption of carbon dioxide from the atmosphere by vegetation, dissolution into oceans and fresh water bodies of water, and any other use deemed by GM staff.

6. <u>What Costs/Benefits</u>

A discussion of global economic costs or benefits that would occur with a global warming and a global cooling of each of 0.5, 1, 2, 3, 4, and 5 degrees Fahrenheit. The relevant costs and benefits would be determined by GM staff and would be calculated in scenarios of causes of the global warming/cooling as determined by GM staff.

ITEM NO. 5

Mr. Brent Blackwelder, 3517 Rodam St. NW, Washington, DC 20008, owner of 40 shares of GM Common Stock, and other filers have given notice that they intend to present for action at the annual meeting the following resolution:

"GLOBAL WARMING

"WHEREAS:

"The overwhelming majority of independent, peer-reviewed atmospheric scientists agree that global warming, or climate change, is not hypothetical but a real, existing problem posing serious challenges for modern civilization;

"The Intergovernmental Panel on Climate Change (IPCC), composed of scientists nominated and reviewed by governments, warns that global warming caused by burning fossil fuels and emitting greenhouse gases is already under way. The IPCC anticipates that climate change will result in:

"• global warming over the next century exceeding that over the whole last 100 centuries;

"• (with the World Health Organization) increased spread of infectious diseases, like malaria spreading northward into the United States, and more frequent and deadly heat waves;

"• sea-level rises, putting 92 million people at risk in low-lying coastal areas, and stronger storm surges, exacerbating the damage from hurricanes and tropical storms;

"• and a more vigorous hydrological cycle, likely causing stronger precipitation, increased flooding in some areas, greater drought in others, and greater intensity and force of storms.

"WE BELIEVE:

"Climate change is currently costing the U.S. taxpayers billions of dollars to subsidize fossil fuels through federal appropriations and the Tax Code; advertising which flies in the face of overwhelming scientific evidence harms the company's reputation.

"British Petroleum has taken leadership among oil companies in recognizing the problem of climate change, saying, 'The time to consider the policy dimensions of climate change is . . . when the possibility cannot be discounted . . . We in BP have reached that point.' John Browne, Group Chief Executive, British Petroleum (Stanford, 5/19/97). If a major international oil company is now taking steps to address and reduce climate change, do we want to be left behind?

"RESOLVED: that the shareholders of General Motors request that the Board of Directors make a report (at reasonable costs and omitting proprietary information), available to shareholders by August 1998, on the greenhouse gas emissions from our company's own operations or from its products, including (with dollar amounts where relevant) (i) what our company is doing in research and/or action to reduce those emissions and ameliorate the problem, (ii) the financial exposure of our company and its shareholders due to the likely costs of reducing those emissions and potential liability for damages associated with climate change, and (iii) actions by our company, or by the industry associations to which it pays dues, promoting the view that the issue of climate change is exaggerated or not real."

The following statement was submitted in support of such resolution:

"SUPPORTING STATEMENT

"We believe that General Motors is not only exposing its shareholders to financial risk by continuing to emit greenhouse gases as the problem of climate change become more severe, more widely understood, and more likely to lead to legislation that will penalize greenhouse gas emitters. Furthermore, we believe that our company is incurring costs for advertising and lobbying to suggest that the problem is exaggerated, not real, or too costly to deal with; and thus using our prestige and influence to delay any lessening of climate change. To express your concern about climate change, vote YES."

The Board of Directors favors a vote AGAINST the adoption of this proposal for the following reasons:

GM recognizes the significant challenges presented by the global climate issue and appreciates that GM, along with other global entities, must take action to address it. The Corporation has a commitment to protecting human health, natural resources, and the global environment. This commitment is expressed in the GM Environmental Principles, which were approved by the GM Board of Directors in 1991, and apply to our operations and products worldwide. These principles provide a disciplined framework for all our employees regarding GM's environmental direction and reflect GM's many years of commitment to environmental stewardship. Information about specific GM initiatives that demonstrate this commitment can be found in the reports referenced below.

The GM Environmental Health & Safety Report, which is published annually, contains comprehensive environmental performance data, including greenhouse gas emissions. This report follows the Coalition for Environmentally Responsible Economies (CERES) report protocol, which is a standardized format for environmental disclosure. CERES, a non-profit membership organization, is a diverse coalition composed of leading environmental organizations and leaders in the investment community. The GM Environmental Health and Safety Report is publicly available and can be obtained from the Secretary or can be found on the Internet at www.gm.com.

GM also compiles a voluntary report on annual greenhouse gas emissions and emission reductions and submits it to the U.S. Department of Energy. This report is made in accordance with the Department of Energy's *Voluntary Reporting of Greenhouse Gas Emissions under Section 1605(b) of the Energy Policy Act of 1992.* GM was the first vehicle manufacturer to make this submittal and has participated in this program since its inception. The report, which is publicly available, demonstrates the progress that GM is making in reducing greenhouse gas emissions.

GM participates in groups with diverse perspectives to promote understanding and to find common ground on sound public policy approaches. For example, GM is a member of the Climate Task Force of the President's Council on Sustainable Development (PCSD). In this capacity, GM participated in the formation of a set of climate policy principles which represent a consensus statement from industry, environmental, citizen, and state and local leaders. The PCSD Principles call for early action, international commitments, accountability, flexibility, strong measures to encourage technology, and fairness. GM's policy direction with respect to the global climate issue is guided by these PCSD

Principles. Thoughtful, measured analysis and action is required because of the global scope and the need for a global response.

In another cooperative initiative, GM, the World Resources Institute, and other major global companies have joined together to develop public policy solutions addressing the global climate issue. The objective is to reduce the risks of global climate change, while minimizing the disruptions in overall energy availability and protecting the economic health of nations and businesses. On January 12, 1998, GM and the World Resources Institute announced a collaboration that began last year to identify measures to reduce greenhouse gas emissions while protecting the economy.

We agree that the potential consequences of global climate require responsible actions. For GM, we believe that the key to acting responsibly is technology development, and we are working on new technologies that will enable us to meet our environmental and economic goals. A few of these initiatives include the following:

- GM is pursuing the development and implementation of new technologies to increase the fuel economy of our vehicles, thus reducing greenhouse gas emissions. Since 1974, we have improved the average fuel economy of new passenger cars and light trucks in the U.S. by approximately 130% and 75%, respectively, with similar improvements in our European vehicles.
- GM currently has available to the public two electric vehicles that emit no greenhouse gases, the EV_1 and the S10 electric pickup truck. GM is continuing the development of electric vehicles, addressing both the technology and market challenges associated with these zero-emission vehicles.
- In January 1998, GM unveiled four advanced technology vehicles, including a compressed natural gas version of the EV_1, two hybrid propulsion system cars, and a fuel cell-powered vehicle. The major investments in these initiatives demonstrate GM's efforts to explore all potential solutions to the global climate issue.
- GM has joined with the Federal government, Ford, and Chrysler in the Partnership for a New Generation of Vehicles (PNGV). This project is a collaborative effort to reach for a "supercar" by early in the next century. We participate in a similar effort in Europe called EUCAR.
- GM is also working with major oil companies to develop cleaner fuels for the current fleet of vehicles as well as advanced technology vehicles.

GM has concluded that there is enough evidence linking global climate change to man-made greenhouse gases to have cause for concern, and we've said so. Having said so, we accept certain responsibilities with respect to our products and manufacturing processes. However, if we act precipitously, the economic costs could go well beyond most people's ability to pay regardless of their commitment to the environment. GM is working toward solutions that both meet market demands and protect the environment. We must be judicious in our actions to ensure that we have identified the most viable technological solutions without disrupting the economic foundation necessary for this development work to continue.

The Board of Directors favors a vote <u>AGAINST</u> this stockholder proposal, Item No. 5. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

"Options, rights, SAR:s, etc. are available elsewhere, and a higher offer would induce transfers, not necessarily 'hold and retain' qualified persons.

"Comparison with 'peer groups', [other similar companies] pay is unfair, as other management could be better or worse. Would they also accept mistakes of others?

" 'Align management with shareowners' is a repeated ploy or 'line' to lull us as to continually increasing their take of our assets. Do we get any purchase options at previous rates?

"Please vote YES for this proposal and place an 'X-Against All', for #1 proposal on line for 'except', director nominees, until they stop this practice.

"If officers filled out a daily work sheet, what would the output show?"

The Board of Directors favors a vote AGAINST the adoption of this proposal for the following reasons:

In 1997, the Executive Compensation Committee undertook a detailed review of the salaries and incentive awards, including stock options, paid to GM executives. Following this review, the incentive program was submitted to the 1997 annual meeting where it was overwhelmingly approved by stockholders. The results of this review are reflected in the Report of the Executive Compensation Committee on Executive Compensation commencing on page 10. Basically, GM's philosophy is to provide a competitive level of base salary and, at the same time, provide executives with the opportunity to realize meaningful rewards through granting of stock options and payment of incentives, when the Corporation's performance so justifies.

The use of stock options as an executive compensation vehicle is a generally accepted practice and aligns the interests of GM executives more closely with those of stockholders by providing executives with an opportunity for financial reward which is directly linked to the value of GM stock. In recent years, GM's stockholders and executives have benefited together from improvements in GM's financial performance as reflected in GM's stock prices. With respect to options and rights, the Corporation does not grant rights to any executives and SARs have not been granted since 1986. In fact, SARs are no longer permissible under GM's current incentive plans.

The Board of Directors favors a vote AGAINST this stockholder proposal, Item No. 4. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

ITEM NO. 5

The Community of the Sisters of St. Dominic of Caldwell, NJ, 52 Old Swartswood Station Road, Newton, NJ 07860, owners of 100 shares of GM Common Stock, and other filers have given notice that they intend to present for action at the annual meeting the following resolution:

"GLOBAL WARMING

"WHEREAS:

"The overwhelming majority of independent, peer-reviewed atmospheric scientists agree that global warming is not hypothetical but a real, existing problem posing serious challenges for modern civilization;

"The Intergovernmental Panel on Climate Change (IPCC), composed of more than 2000 scientists nominated and reviewed by governments, warns that global warming caused by burning fossil fuels and emitting greenhouse gases is already under way;

"The impacts of global warming on our public health and welfare include increased occurrence of extreme weather events, sea-level rises, increased spread of infectious diseases, and more frequent and deadly heat waves like the summer of 1998 which was linked to more than 150 deaths in Texas alone.

"WE BELIEVE:

"It will cost U.S. taxpayers billions of dollars to combat the impacts of global warming. So far, our company has not lived up to its responsibility as a producer of the pollution which causes global warming. In order to leave the children of the world a safe and healthy environment, and protect threatened plants and animals, it is time for General Motors to lead by example. A variety of companies including Toyota, British Petroleum, 3M, Enron and others have stated that they 'accept the views of most scientists that enough is known about the science and environmental impacts of climate change for us to take actions to address its consequences.' These companies are preparing for the future now by taking the concrete steps necessary to assess their opportunities for reducing the amount of carbon pollution they produce. Failing to rise to the challenge set by these industry leaders will hurt our company's competitiveness and cost our shareholders increasing amounts of money.

"RESOLVED: that the shareholders of General Motors request that the Board of Directors report (at reasonable costs and omitting proprietary information), to shareholders by August 1999, on the greenhouse gas emissions from our company's own operations and products, including (with dollar amounts where relevant) (i) what our company is doing in research and/or action to reduce those emissions and ameliorate the problem, (ii) the financial exposure of our company and its shareholders due to the likely costs of reducing those emissions and potential liability for damages associated with climate change, and (iii) actions by our company, or by the industry associations to which it pays dues, promoting the view that the issue of climate change is exaggerated, not real, or that global warming may be beneficial.

"SUPPORTING STATEMENT

"We believe that General Motors is exposing its shareholders to financial risk by continuing to produce unnecessary amounts of the pollution which causes global warming, even as the problem of climate change becomes more severe, more widely understood, and more likely to lead to legislation that will penalize excessive carbon polluters. Furthermore, we believe that our company is incurring costs for advertising and lobbying to suggest that the problem of global warming is exaggerated, not real, or too costly to deal with; and thus using our prestige and influence to delay any lessening of climate change."

The Board of Directors favors a vote AGAINST the adoption of this proposal for the following reasons:

GM recognizes the significant challenges presented by the global climate issue and appreciates that GM, along with other global entities, must take action to address it. The Corporation has a commitment to protecting human health, natural resources, and the global environment. This commitment is expressed in the GM Environmental Principles, which were approved by the GM Board of Directors in 1991, and apply to our operations and products worldwide. These principles provide a disciplined framework for all our employees regarding GM's environmental direction and reflect GM's long-standing commitment to environmental stewardship. Information about specific GM initiatives that demonstrate this commitment can be found in the reports referenced below.

The GM Environmental, Health and Safety Report, which is published annually, contains comprehensive environmental performance data, including greenhouse gas emissions. The 1997 report follows the Coalition for Environmentally Responsible Economies (CERES) report protocol, which is a standardized format for environmental disclosure. CERES, a non-profit membership organization, is a diverse coalition composed of leading environmental organizations and leaders in the investment community. The GM Environmental, Health and Safety Report is publicly available and can be obtained from the Secretary or can be found on the Internet at www.gm.com/ehsreport.

GM also submits a voluntary report on annual greenhouse gas emissions and emission reductions to the U.S. Department of Energy. This report is made in accordance with the Department of Energy's *Voluntary Reporting of Greenhouse Gas Emissions under Section 1605(b) of the Energy Policy Act of 1992.* GM was the first vehicle manufacturer to make this submittal and has participated in this program since its inception. The report, which is publicly available, demonstrates the progress that GM is making in reducing greenhouse gas emissions. GM has also received recognition for these efforts. On November 17, 1998, GM was one of 17 manufacturers—and the only automobile manufacturer—to receive the Climate Wise Partner Achievement Award. This Award was the first ever by the U.S. EPA to "... recognize outstanding innovation, leadership, results and planning in reducing greenhouse gas emissions ...."

GM participates in groups with diverse perspectives to promote understanding and to find common ground on sound public policy approaches. For example, GM is a member of the Climate Task Force of the President's Council on Sustainable Development (PCSD), which is working constructively to build consensus among industry, environmental, citizen, and state and local leaders. In another cooperative initiative, GM, the World Resources Institute, and other major global companies announced the results of their collaborative study called "Safe Climate Sound Business" on October 22, 1998. The study concluded that potential climate change is cause for concern and that precautionary action is justified for business, governments, and environmental organizations.

At GM, we believe that technology development is key to addressing the global climate issue, and we are working on new technologies that will enable us to meet customer demands and environmental goals. A few of these initiatives include the following:

- GM is pursuing the development and implementation of new technologies to increase the fuel economy of our vehicles, thus reducing greenhouse gas emissions. Since 1974, we have improved the average fuel economy of new passenger cars and light trucks in the U.S. by approximately 130% and 75%, respectively, with similar improvements in our European vehicles.

- GM currently has available to the public two electric vehicles that emit no greenhouse gases, the EV_1 and the S10 electric pickup truck. GM is continuing the development of electric vehicles, addressing both the technology and market challenges associated with these zero-emission vehicles.
- In January 1998, GM unveiled four advanced technology concept vehicles, including a compressed natural gas version of the EV_1, two hybrid propulsion system cars, and a fuel cell-powered vehicle. The major investments in these initiatives demonstrate GM's efforts to explore all potential solutions to the global climate issue.
- GM has joined with the Federal government and other auto manufacturers in the Partnership for a New Generation of Vehicles (PNGV). This project is a collaborative effort to reach for a "supercar" by early in the next century. We participate in a similar effort in Europe called EUCAR.
- GM is also working with major oil companies to develop cleaner fuels for the current fleet of vehicles as well as advanced technology vehicles.

GM has concluded that there is enough evidence linking global climate change to man-made greenhouse gases to have cause for concern, and we've said so. Having said so, we accept certain responsibilities with respect to our products and manufacturing processes. However, if we act precipitously, the economic costs could go well beyond most people's ability to pay regardless of their commitment to the environment. GM is working toward solutions that both meet market demands and protect the environment. We must be judicious in our actions to ensure that we have identified the most viable technological solutions without disrupting the economic foundation necessary for this development work to continue.

The Board of Directors favors a vote AGAINST this stockholder proposal, Item No. 5. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

ITEM NO. 6

Mr. John J. Gilbert and the estate of Lewis D. Gilbert, 29 East 64th Street, New York, NY 10021-7043, each the owner of record of 100 shares of Common Stock, Margaret R. Gilbert and John J. Gilbert, co-trustees under the will of Samuel Rosenthal, owners of 200 shares of Common Stock, and both representing additional family ownership of 133 shares of Common Stock have given notice that they intend to present for action at the annual meeting the following resolution:

"RESOLVED: That the stockholders of General Motors Corporation, assembled in annual meeting in person and by proxy, hereby request the Board of Directors to take the steps necessary to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns, multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS - Concluded

Proposal		Voting Results	
		Votes*	Percent**
Item No. 3 A stockholder proposal that the Board of Directors take necessary steps to identify by name and corporate title those executive officers who are contractually entitled to receive in excess of $250,000 annually.	For Against Abstain	23,966,618 443,018,481 5,896,913	5.1% 93.7 1.2
Item No. 4 A stockholder proposal that the Officers and Board of Directors consider the discontinuance of all bonuses immediately, and options, rights, SAR's, etc. after termination of any existing programs for top management.	For Against Abstain	20,807,472 445,982,796 6,081,081	4.4% 94.3 1.3
Item No. 5 A stockholder proposal regarding global warming on our public health and welfare.	For Against Abstain	20,541,768 429,395,033 22,827,068	4.4% 90.8 4.8
Item No. 6 A stockholder proposal regarding steps necessary to provide for cumulative voting in the election of directors.	For Against Abstain	127,113,345 323,132,436 22,603,150	26.9% 68.3 4.8
Item No. 7 A stockholder proposal to limit the outside board memberships of GM directors.	For Against Abstain	31,860,929 435,198,586 5,812,021	6.8% 92.0 1.2
Item No. 8 A stockholder proposal to have the board nominate an employee director, chosen from one of the company's recognized labor unions.	For Against Abstain	18,818,674 447,623,101 6,429,677	4.0% 94.6 1.4
Item No. 9 A stockholder proposal to have only independent directors be eligible for key board committees.	For Against Abstain	63,055,754 403,328,008 6,470,228	13.3% 85.3 1.4

* Numbers represent the aggregate voting power of all votes cast with holders of $1-2/3 par value common stock casting one vote per share and holders of GM Class H common stock casting 0.6 vote per share

** Percentages represent the aggregate voting power of both classes of GM common stock cast for each item.

* * * * * *

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 FEB 20 PM 12: 46

Mark Seidenberg
P.O. Box 6102
Woodland Hills, California 91365

February 6, 2002

Office of General Counsel
Division on Corporation Finance
Securities and Exchange Commission
450 Fifth St. NW
Washington, D. C. 20549

Re: General Motors Corporation stockowner proposal

Dear Sirs:

This is in response to the letter to you dated January 28, 2002, from Ms. Anne T. Larin, Attorney and Assistant Secretary of General Motors Corporation, in which she indicates management's intent to omit my proposal on "Scientific Report on Global Warming/Cooling" from the proxy statement for the upcoming 2002 annual meeting.

She asserts that it is so similar to some others that it can be excluded under Rule 14a-8(i)(12)(ii).

There are major differences despite some superficial language. The other proposals (Blackwelder and Community of the Sisters of St. Dominic)

1. starts out with the argument, "...that global warming, or climate change, is not hypothetical but a real, problem posing serious challenges for modern civilization."

2. cites various disastrous consequences

3. restricts any report to operations and products of General Motors

4. and concludes with, "We believe that General Motors is not only exposing its shareholders to financial risk by continuing to emit greenhouse gases as the problem of climate change become more severe, more widely understood, and more likely to lead to legislation that will penalize greenhouse gas emitters."

My proposal takes none of those stances. It is attempting to obtain a neutral, scientific presentation from GM's point of view. It is not arguing any foregone conclusion about global warming or cooling, but rather is asking our corporation to present the scientific facts so that the board and the stockowners can make informed choices. It's not a black or white matter.

Mine asks for presentations about six major factual areas (What Temperature, What Atmospheric Gases, What Sun Effect, What About Carbon Dioxide Production, What About Carbon Dioxide Absorption, and What Costs/Benefits). The other "global warming" proposals ask for none of these.

Let me make an analogy. There may be two proposals about "highway safety and cars". One is about improving visibility of cars and the other about cell phone use while driving. They just are not similar.

That's the case with mine and theirs. I urge that you do not allow the intended omission.

Sincerely,



Mark Seidenberg

cc: Anne T. Larin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 28, 2002

The proposal requests that General Motors publish annually a "Scientific Report of Global Warming/Cooling."

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,



Grace K. Lee
Attorney-Advisor